VF 3-8-05

05036112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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PROCESSED
MAR 17 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2005
WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-03641

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WM Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17872 Gillette Ave, Floor 3
(No. and Street)

Irvine	California	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Williams 206.377.2191
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

925 Fourth Ave., Suite 3300	Seattle,	Washington	98104
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

X Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

WM FINANCIAL SERVICES, INC. AND SUBSIDIARIES
(A Wholly Owned Indirect Subsidiary of Washington Mutual, Inc.)

TABLE OF CONTENTS

Page

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, David M. Williams, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of WM Financial Services, Inc. (the Company) as of and for the year ended December 31, 2004 are true and correct. I further swear (or affirm) that neither the Company nor any shareholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

FVP, Controller and Treasurer

Title

Notary Public

Notary Public
State of Washington
ZHUFENG FAN
My Appointment Expires Dec 20, 2006

WM Financial Services, Inc. and Subsidiaries

(A Wholly Owned Indirect Subsidiary of Washington Mutual, Inc.)

(SEC ID No. 8-03641)

Consolidated Financial Statements for the Year Ended December 31, 2004, Consolidated Supplemental Schedule as of December 31, 2004, Independent Auditors' Report, and Independent Auditors' Supplemental Report On Internal Control (Filed Pursuant to Rule 17a-5(e)(3) as a Public Document)

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
WM Financial Services, Inc.
Seattle, Washington

We have audited the following consolidated financial statements of WM Financial Services, Inc., and subsidiaries (a wholly owned indirect subsidiary of Washington Mutual, Inc.) (the "Company") for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedule of Consolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 of the Company as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2005

WM FINANCIAL SERVICES, INC. AND SUBSIDIARIES
(A Wholly Owned Indirect Subsidiary of Washington Mutual, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$ 69,445,299
CASH SEGREGATED IN COMPLIANCE WITH FEDERAL OR OTHER REGULATIONS	180,598
RECEIVABLES:	
Clearing organization	10,313,134
Annuity carriers	5,503,621
Affiliates	1,591,860
Total receivables	17,408,615
FURNITURE, FIXTURES, EQUIPMENT AND CAPITALIZED SOFTWARE— At cost, less accumulated depreciation and amortization of $24,059,138	2,132,275
GOODWILL	24,967,838
PREPAID PENSION	14,944,489
OTHER ASSETS	1,106,166
TOTAL	$130,185,280

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to affiliates	$ 28,332,696
Accounts payable and accrued expenses	18,307,812
Accrued salaries and related benefits	8,437,821
Deferred tax liability—net	4,003,516
Income taxes payable to parent	500,632
Total liabilities	59,582,477
COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)	
STOCKHOLDER'S EQUITY:	
Common stock, $10 par value—authorized, 10,000 shares; issued and outstanding, 1,524 shares	15,240
Additional paid-in capital	51,085,186
Retained earnings	19,502,377
Total stockholder's equity	70,602,803
TOTAL	$130,185,280

See notes to consolidated financial statements.

WM FINANCIAL SERVICES, INC. AND SUBSIDIARIES
(A Wholly Owned Indirect Subsidiary of Washington Mutual, Inc.)

CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Commissions	$222,504,787
Other income	7,364,453
Interest	692,188
Total revenues	230,561,428
EXPENSES:	
Compensation, related benefits, and payroll taxes	133,948,648
Office and equipment	24,828,150
General and administrative	20,195,941
Information processing and communication	15,254,878
Clearing charges	13,203,920
Professional services and outside contractors	6,350,269
Allocated administrative services	6,023,394
Marketing and distribution	4,354,126
Other taxes, licenses and regulatory fees	3,087,754
Total expenses	227,247,080
INCOME BEFORE PROVISION FOR INCOME TAXES	3,314,348
INCOME TAXES	2,223,754
NET INCOME	$ 1,090,594

See notes to consolidated financial statements.

WM FINANCIAL SERVICES, INC. AND SUBSIDIARIES
(A Wholly Owned Indirect Subsidiary of Washington Mutual, Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,090,594
Adjustments to reconcile net income to net cash provided by operating activities:	
Net decrease in cash segregated in compliance with federal or other regulations	276,401
Depreciation and amortization	4,724,272
Deferred tax liability—net	3,207,784
Changes in operating assets and liabilities that relate to operations:	
Receivable from clearing organization	(2,901,360)
Receivable from annuity carriers	2,544,642
Prepaid pension	(532,093)
Other assets	(115,252)
Receivable from/payable to affiliates	10,418,160
Accrued salaries and related benefits	(2,469,063)
Income taxes receivable from parent—net	(5,785,404)
Accounts payable and accrued expenses	12,154,570
Net cash provided by operating activities	22,613,251
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of furniture, fixtures, equipment and capitalized software	(154,327)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital related to stock option plan	591,879
Dividends to parent	(11,000,000)
Capital contribution from WMBFA	10,000,000
Net cash used in financing activities	(408,121)
NET INCREASE IN CASH AND CASH EQUIVALENTS	22,050,803
CASH AND CASH EQUIVALENTS:	
Beginning of year	47,394,496
End of year	$ 69,445,299
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ 3,653,873

See notes to consolidated financial statements.

WM FINANCIAL SERVICES, INC. AND SUBSIDIARIES
(A Wholly Owned Indirect Subsidiary of Washington Mutual, Inc.)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE—January 1, 2004	$ 15,240	$ 40,493,307	$ 29,411,783	$ 69,920,330
Capital contribution		10,000,000		10,000,000
Capital related to stock option plan		591,879		591,879
Net income			1,090,594	1,090,594
Dividends to parent			(11,000,000)	(11,000,000)
BALANCE—December 31, 2004	$ 15,240	$ 51,085,186	$ 19,502,377	$ 70,602,803

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business—WM Financial Services, Inc. ("WMFS") is an introducing securities broker/dealer registered under the Securities and Exchange Act of 1934 and is a member firm of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). WMFS is a wholly owned indirect subsidiary of Washington Mutual Bank, FA ("WMBFA"), a wholly owned indirect subsidiary of Washington Mutual, Inc. ("WMI").

WMFS operates pursuant to Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i) and therefore maintains several "special accounts for the exclusive benefit of customers." WMFS promptly transmits all customer funds received in connection with these transactions and does not receive or hold any other customer funds or securities. Annuities sold by subscription are cleared through WMFS. All other transactions of WMFS, including those involving mutual funds and riskless principal fixed income transactions, are cleared through another broker/dealer on a fully disclosed basis.

On May 28, 2004, WMFS converted all fully disclosed customer accounts to another clearing firm and effectively terminated their agreement with the prior clearing firm.

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of WMFS and its wholly owned subsidiary (collectively, the "Company"), WMFS Insurance Services, Inc. ("WMFSIS"), which sells insurance products in the state of California. All intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation—The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates. The Company has used significant estimates in determining reported reserves for annuity commission cancellations, litigation, goodwill, and deferred taxes.

Accounting for Securities Transactions—The Company's revenues consist primarily of commissions earned from customer transactions in debt and equity securities, mutual funds, and insurance annuities. Commissions on customer transactions are recorded on a trade-date basis. Commissions received for annuity sales may be refunded to the insurance underwriter on a prorated basis if the customer cancels the policy within 24 months of purchase, depending on the internal policy of each insurance underwriter. The Company maintains an adequate reserve for estimated annuity commission cancellations. The total reserve at December 31, 2004, was $2,142,102, recorded in accounts payable and accrued expenses. The Company also receives revenue sharing and marketing support payments from mutual funds and annuity carriers, which are recorded on a cash basis in other income.

Cash and Cash Equivalents—The Company considers amounts due from banks and all highly liquid investments with an initial maturity of three months or less to be cash equivalents. Cash and cash equivalents of $35,029,575 were held in shares of the WM Group of Funds money market fund as of December 31, 2004.

Capitalization of Software Costs—Costs related to the development of new software for internal use, incurred subsequent to the preliminary project stage but prior to the point at which the computer software is substantially complete and ready for its intended use, are capitalized and amortized over the estimated useful life of the software project of three years. Capitalized costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such costs may not be recoverable.

Depreciation and Amortization—Depreciation of furniture, fixtures, and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to ten years.

Goodwill— Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations under the purchase method of accounting. Goodwill is not amortized, but instead is tested for impairment at the reporting unit level annually or more frequently if the presence of certain circumstances indicates that impairment may have occurred. The Company performs an impairment assessment in the third quarter of each year or more frequently if circumstances necessitate. During the third quarter of 2004, the Company performed its annual impairment test and concluded there was no impairment to the book value of the Company's goodwill.

Federal and State Taxes on Income—The Company's consolidated results of operations are included in the consolidated federal and combined state income tax returns of WMI. In accordance with the intercompany tax sharing agreement, the Company is allocated income taxes to the extent it increases or reduces the consolidated group tax liability. Deferred income tax assets and liabilities are computed for differences between the financial statement and income tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on the applicable enacted tax laws and rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not to be realized.

New Accounting Pronouncement—In December 2004, the Financial Accounting Standards Board ("FASB") issued a revised version of the original Statement No. 123, *Accounting for Stock-Based Compensation.* Statement No. 123R, *Share-Based Payment*, supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* This Statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee stock ownership plans. Effective January 1, 2003 and in accordance with the transitional guidance of Statement No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure,* the Company elected to prospectively apply the fair value method of accounting for stock-based awards granted subsequent to December 31, 2002. The Company is still in the process of evaluating the impact of Statement No. 123R which will be prospectively applied as of July 1, 2005. However, as the Company has already adopted Statement No. 148 and stock-based awards generally vest at the end of a three-year period, only those awards issued during or before 2002 but have not yet vested will be affected by Statement No. 123R. As such, the Company does not expect this statement to have a significant effect on the consolidated statement of income or the consolidated statement of financial condition.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

Cash	$ 34,415,724
WM money market fund (Note 1)	35,029,575
	$ 69,445,299

3. RECEIVABLE FROM CLEARING ORGANIZATION

The net receivable from clearing organizations consists of commissions, 12b-1 distribution fees, net investment gains/losses from riskless principal transactions less transaction and processing charges.

4. INCOME TAXES

Income taxes consist of the following:

Current:	
Federal	$ (2,071,544)
State	440,790
	(1,630,754)
Deferred:	
Federal	3,230,493
State	624,015
	3,854,508
Income tax expense	$ 2,223,754

The effective tax rate differs from the federal statutory rate of 35% primarily due to the effect of state income taxes and other permanent differences arising from certain expenses that are not deductible for income tax purposes.

The tax effects of temporary differences that gave rise to the net deferred tax liability were as follows:

Deferred tax assets:	
Fixed assets	$ 1,814,286
Accrued liabilities	1,172,462
Other	9,324
Total deferred tax assets	2,996,072
Deferred tax liabilities:	
Pension and related items	6,006,773
State taxes	992,815
Total deferred tax liabilities	6,999,588
Net deferred tax liability	$ (4,003,516)

A city taxing authority has completed its examination of the Company from 1999 to 2002. As a result of the examination, the Company has been assessed additional taxes. The Company has recorded an accrual in accounts payable and accrued expenses and believes this is sufficient to cover any potential liabilities.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers; these activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, including imposing trade limits, and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

6. FURNITURE, FIXTURES, EQUIPMENT AND CAPITALIZED SOFTWARE

Furniture, fixtures, equipment and capitalized software consist of the following:

Capitalized software	$ 19,448,344
Computer and communication equipment	4,914,289
Furniture, fixtures, and office equipment	1,828,780
Accumulated depreciation and amortization	(24,059,138)
	$ 2,132,275

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in various inquiries, investigations and proceedings by the SEC, the NASD and other state regulatory agencies relating to certain practices in the securities industry. Some of these inquiries, investigations and proceedings may result in adverse judgments, penalties and fines. The Company has reserved amounts included in accounts payable and accrued expenses based on available information and settlement discussions. However, in view of the inherent difficulty of predicting the outcome of such matters, particularly in matters which the regulators seek substantial or indeterminate damages, the Company cannot predict what the eventual outcome will be. The Company believes, based on available information, the resolution of these matters will not have a material adverse effect on the consolidated financial condition of the Company, but may be material to the Company's consolidated operating results or cash flows for any particular period.

As part of the agreement with its prior clearing firm (see Note 1) the Company became involved in an arbitration over fees owed due to the termination of the agreement. In December 2004, an arbitration panel awarded a judgment to the prior clearing firm in the amount of $8,173,312. The Company has recorded this amount in accounts payable and accrued expenses.

8. TRANSACTIONS WITH AFFILIATES

In addition to its relationship to WMI, the Company is affiliated with WMBFA and Washington Mutual Bank ("WMB") (collectively, the "Banks"), and Washington Mutual Bank, fsb ("WMBfsb") through common ownership and management. The Company is also affiliated with the Funds through certain common officers and the Board of Directors.

Mutual Funds—WMFS earns fees from sales and services provided to the WM Group of Funds (the "Funds"), a separate proprietary mutual fund family managed and sold through affiliates, WM Advisors, Inc. ("WMAI") and WM Funds Distributor, Inc. ("WMFD"). During 2004, The Company received 12b-1 fees through WMFD for the sale of shares of the Funds and received advisor paid fees from WMAI. Included in commissions are 12b-1 and advisor paid fees in the amount of $27,323,768. The reported receivable at December 31, 2004, was $2,504,259. Additionally, revenue sharing and networking fees included in other income paid to the Company from WMFD totaled $2,108,535, and the reported receivable at December 31, 2004, was $108,751.

Self-Directed IRA Accounts—The Company services the Banks' self-directed IRA accounts in accordance with the Self-Directed IRA Administration and Plan Use Agreement between the Banks and the Company, whereby the Banks act as trustee of the accounts and the Company as the agent. In 2004, the Company paid the Banks a custodial and administration fee of $3,100,160 and received agency fees of $3,043,574.

The Company's employees participate in the following three stock-based compensation plans sponsored by WMI:

Stock Option Plan—From time to time, the WMI Board of Directors approves grants of nonqualified stock options to certain groups of employees. The grants have been made pursuant to a series of plans, collectively known as "WAMU Shares." Generally, eligible full-time and part-time employees on the award dates were granted options to purchase shares of WMI common stock. The exercise price for all grants is the fair market value of WMI common stock on the designated dates, and all options vest one to three years after the award date and expire five to ten years from the award date. To the extent these options are exercised, the Company records the tax benefit to be received by the consolidated group through an intercompany account.

2003 Equity Incentive Plan—In February 2003 the WMI Board of Directors adopted the 2003 Equity Incentive Plan ("2003 EIP"). On April 15, 2003, the WMI shareholders approved the adoption of the 2003 EIP, which replaced the 1994 Stock Option Plan ("1994 Plan") and the Equity Incentive Plan. Under the 2003 EIP, all of the employees, officers, directors and certain consultants, agents, advisors and independent contractors are eligible to receive awards. Awards which may be granted under the 2003 EIP include stock options, stock appreciation rights, restricted stock and stock units, performance shares and performance units and other stock or cash-based awards. The 2003 EIP is generally similar to the 1994 Plan and the Equity Incentive Plan, and does not affect the terms of any option granted under the 1994 Plan or stock or shares awarded under the Equity Incentive Plan.

Under the 2003 EIP, the exercise price of the option must at least equal the fair market value of WMI common stock on the date of the grant. The options generally vest on a phased-in schedule over one to three years, depending on the terms of the grant, and expire ten years from the grant date.

Upon the grant of restricted stock awards, shares are issued to a trustee who releases them to recipients when the restrictions lapse. Unearned compensation is amortized as compensation expense over the restricted period. Restricted stock and stock units accrue or pay dividends. All canceled or forfeited shares become available for future grants.

Employee Stock Purchase Plan—Under the terms of the Company's Employee Stock Purchase Plan ("ESPP"), an employee was allowed to purchase the WMI common stock at a 15% discount from the fair market value of the common stock at the beginning of a six month offering period or the end of the six month offering period, whichever price was lower, without paying brokerage fees or commissions on purchases. WMI paid for the program's administrative expenses. The plan was open to all employees who were at least eighteen years old, had completed at least one month of service, and worked at least twenty hours per week. Participation was through either payroll deductions or lump sum payments with a maximum annual contribution of 10% of each employee's eligible cash compensation. Under the ESPP, dividends were automatically reinvested.

The ESPP was amended effective January 1, 2004, and the Plan Administrator exercised its discretion to change certain terms. The ESPP no longer permits lump sum contributions, excludes employees who work for less than five months per year, has twelve monthly offering periods, and provides for purchase of stock at a 5% discount from the price at the end of the offering period

The expense recorded in compensation, related benefits, and payroll taxes, in the accompanying consolidated statement of income relating to the plans described above, was $1,926,903.

The Company's employees participate in the following four employee benefit plans sponsored by WMI:

Pension Plan—WMI maintains a noncontributory cash balance defined benefit pension plan, which covers substantially all eligible employees of the Company. Benefits earned for each year of service are based primarily on the level of compensation in that year plus a stipulated rate of return on the benefit balance. It is WMI's policy to contribute funds on a current basis to the extent the amounts are sufficient to meet funding requirements as set forth in employee benefit and tax laws plus such additional amounts WMI determines to be appropriate. Actuarial information is prepared annually taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, costs are allocated to the Company by WMI based on eligible employees' salaries.

401(k) Plan—WMI maintains a savings plan for substantially all eligible employees of the Company that allows participants to make contributions by salary deduction up to 50% of their salary pursuant to Section 401(k) of the Internal Revenue Code. Employees' contributions vest immediately; the Company's matching contributions vest based on years of service.

Postretirement Benefit Plan—WMI provides eligible retired employees of the Company with access to medical coverage on the same basis as active employees and provides certain other health care insurance benefits to a limited number of retired employees. Postretirement benefits, such as retiree health benefits, are accrued during the years an employee provides services. Actuarial information is prepared annually taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, costs are allocated to the Company by WMI based on estimated employee benefits.

Supplemental Employee Retirement Plan—WMI sponsors supplemental employee and executive retirement plan for the benefit of certain highly compensated employees of the Company, which are designed to supplement the benefits that are accrued under the pension plan.

The expense recorded in compensation, related benefits, and payroll taxes, in the accompanying consolidated statement of income relating to the plans described above, was $7,973,103.

Certain common administrative and occupancy costs are allocated between the affiliated companies based on WMI management's analysis of the proportion of services utilized by each company. In the ordinary course of business, the Company entered into transactions with these affiliates during 2004 as follows:

Office sublease—The Company subleases space in branch offices and other administrative locations from the Banks and WMBfsb. Rent expense of $18,522,612 in 2004 and future rents are based on a cost-sharing methodology and are allocated monthly.

Administrative Services—The Company, WMBFA, and WMI are parties to the Administrative Services Contract ("Services Contract"), dated September 8, 1998, as amended, by and between WMBFA and WMI. In accordance with the Services Contract, WMI provides administrative services in the areas surrounding, but not limited to, human resources, corporate accounting, and payroll. The monthly administrative service costs allocated from WMI to the Company are recorded in the Company's consolidated financial statements as allocated administrative services.

Technology Services—WMI provides technology services in the areas surrounding, but not limited to, desktop services, network access, and platform services based on allocated rates. The technology service costs allocated from WMI to the Company totaled $14,244,791 in 2004.

Payable to Affiliates—The payable to affiliates, which is settled on a monthly basis and is primarily related to payroll expenses payable to WMB as paying agent for the Company, federal income taxes payable and other allocated charges consists of the following at December 31, 2004:

Payable to WMB	$ 14,976,183
Payable to WMBFA	13,141,122
Payable to WMI	203,450
Payable to WMBfsb	11,941
	$ 28,332,696

9. DIVIDENDS TO PARENT

During 2004, the Board of Directors of the Company approved and paid dividends to WMBFA totaling $11,000,000.

10. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

As of December 31, 2004, the Company was exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of SEC Rule 15c3-3.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. In July 2004, the Company elected to operate under the alternate method for calculation of Net Capital Requirements under SEC Rule 15c3-1. The minimum net capital requirement is the greater of $250,000 or 2% of aggregate debit items. At December 31, 2004, the Company had net capital of $11,695,074, which was $11,445,074 in excess of its required net capital of $250,000.

* * * * * *

WM FINANCIAL SERVICES, INC.
(A Wholly Owned Indirect Subsidiary of Washington Mutual, Inc.)

CONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

NET CAPITAL:	
Total consolidated stockholder's equity	$ 70,602,803
Nonallowable assets and other charges:	
Other receivables	13,493,444
Amounts receivable from affiliates	1,591,860
Furniture, fixtures, and equipment	2,132,275
Goodwill	24,967,838
Prepaid pension	14,944,489
Other assets	1,054,447
Total nonallowable assets and other charges	58,184,353
NET CAPITAL BEFORE HAIRCUTS	12,418,450
Haircuts on securities	723,376
NET CAPITAL	$ 11,695,074
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:	
Minimum net capital required—the greater of $250,000 or 2% of aggregate debit items	$ 250,000
Excess net capital	$ 11,445,074

No material differences exist between the computation above and amounts included in WMFS' corresponding unaudited Form X-17a-5 (the "Form") filing as of December 31, 2004, as amended on February 24, 2005. Therefore, no reconciliation of the two computations is necessary.

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA
Tel: +1 206 716 7000
www.deloitte.com

February 24, 2005

Board of Directors and Stockholder
WM Financial Services, Inc.
Seattle, Washington

In planning and performing our audit of the consolidated financial statements of WM Financial Services, Inc. and subsidiaries (a wholly owned indirect subsidiary of Washington Mutual, Inc.) (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 24, 2005), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (from January 1, 2004, through July 31, 2004), aggregate debits (from August 1, 2004, through December 31, 2004), and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP